Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form S-3 and related Prospectus of The NASDAQ OMX Group, Inc. for the registration of preferred stock, common stock, warrants, depositary shares, purchase contracts, and units and to the incorporation by reference therein of our reports dated February 22, 2008, with respect to the consolidated financial statements and schedule of The Nasdaq Stock Market, Inc., and the effectiveness of internal control over financial reporting of The Nasdaq Stock Market, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

January 29, 2009